                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549


                                    Schedule 13D/A


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 1)*



                               DNAP Holding Corporation
                                   (Name of Issuer)

                        Common Stock, par value $.01 per share
                            (Title of Class of Securities)

                                     23323K-10-7
                                    (CUSIP Number)

                                   Bernardo Jimenez
                                6701 San Pablo Avenue
                              Oakland, California 94608
                                    (510) 547-2395
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                    July 16, 1998
                         (Date of Event Which Requires Filing
                                  of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(d) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             STATEMENT ON SCHEDULE 13D/A


     This Amendment No. 1 to the Statement on Schedule 13D ("Schedule 13D") filed on October 7, 1996, by Bionova International, Inc., a Delaware corporation ("Bionova International"), Bionova, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("Bionova Mexico"), Empresas La Moderna, S.A. de C.V., a corporation organized under the laws of the United Mexican States ("ELM") and Mr. Alfonso Romo Garza (collectively, the "Reporting Persons"), with respect to the beneficial ownership by such entities of shares of common stock, $.01 par value per share ("DHC Common Stock"), of DNAP Holding Corporation, a Delaware corporation ("DHC" or the "Issuer") is made to amend
Item 4 of the Schedule 13D.

ITEM 1.   SECURITY AND ISSUER.

     No material change.

ITEM 2.   IDENTITY AND BACKGROUND.

     No material change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     No material change.

ITEM 4.   PURPOSE OF TRANSACTION.

     On July 16, 1998, Bionova International submitted to DHC a proposal (the "Proposal") to contribute $50 million to DHC in return for (i) 3,800,000 shares of common stock of DHC at a purchase price of $5.00 per share and (ii) 1,000 shares of convertible preferred stock of DHC. Each share of preferred stock would be convertible into 6,200 shares of common stock (valued at $5.00 per common share on conversion), subject to the authorization of a sufficient number of additional common shares to permit conversion. It is expected an increase in the number of authorized common shares sufficient to permit conversion of all of the shares of preferred stock would be submitted to the stockholders for consideration at the next stockholders meeting, which would be the earlier of the 1999 annual meeting of stockholders or a special meeting of stockholders if so called by the Board of Directors. In addition to the conversion privilege, this preferred stock would have the following rights and privileges: (i) holders of the preferred stock would be entitled to designate two additional directors to the DHC Board of Directors (the size of the board would be increased to eleven), and (ii) the preferred stock would have a liquidation preference. The cash contributed by Bionova International will be used to (i) retire $35 million of the currently outstanding debt of DHC and its subsidiaries to ELM and/or other creditors, and (ii) provide cash for ongoing operations and acquisitions.

     The Board of Directors of DHC has appointed a special committee to review and evaluate the Proposal and to negotiate the final terms of the capitalization transaction with Bionova International. Pursuant to Section 1.09 of the Governance Agreement dated September 26, 1996, between ELM and DHC, the transaction must be approved by a majority of the independent directors of DHC. If the transaction is consummated on the terms set forth in the Proposal, Bionova International's ownership interest in DHC would increase from 70% to 80.6% (assuming conversion of its preferred stock). A copy of the Proposal is attached hereto as Exhibit 1.

     Except as contemplated by the Proposal, none of the Reporting Persons has any present plans or proposals that relate to or would result in or cause the events listed below; however, from time to time in the ordinary course of business and consistent with their fiduciary duties, such persons may consider such plans or proposals in the future:

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) any material change in the present capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) a class of securities of the Issuer being de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933; or

     (j)  any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     No material change.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

     No material change.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit 1  -   Proposal dated July 16, 1998 submitted by Bionova
                    International to DHC.

     Exhibit 2  -   Governance Agreement dated September 26, 1996, between ELM and DHC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on October 7, 1996)

                                      SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  July 20, 1998               BIONOVA INTERNATIONAL, INC.



                                   By:      /s/  BERNARDO JIMENEZ
                                        ----------------------------------------
                                        Name:  Bernardo Jimenez
                                        Title:  Chief Executive Officer



                                   BIONOVA, S.A. DE C.V.



                                   By:      /s/  BERNARDO JIMENEZ
                                        ----------------------------------------
                                        Name:  Bernardo Jimenez
                                        Title:  Attorney-in-Fact



                                   EMPRESAS LA MODERNA, S.A. DE C.V.



                                   By:      /s/  BERNARDO JIMENEZ
                                        ----------------------------------------
                                        Name:  Bernardo Jimenez
                                        Title:  Attorney-in-Fact



                                        /s/ ALFONSO ROMO GARZA
                                   ---------------------------------------------
                                        Alfonso Romo Garza

                                  INDEX TO EXHIBITS


     Exhibit 1  -   Proposal dated July 16, 1998 submitted by Bionova
                    International to DHC.

     Exhibit 2  -   Governance Agreement dated September 26, 1996, between ELM and DHC (incorporated by reference to the Schedule 13D filed by the Reporting Persons on October 7, 1996)